# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NIQ Global Intelligence plc, CIK 0002054696
CUSIP: G63755105
Title of class of securities: Ordinary shares, nominal value $0.00001 per share
Address of issuer's principal executive offices: 200 West Jackson Boulevard, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002077167

## Reporting persons
- Acceleratio Topco S.C.A.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 30,022,789; shared voting power 0; sole dispositive power 30,022,789; shared dispositive power 0; aggregate amount beneficially owned 30,022,789 (10.2% of the class)
- Acceleratio GP S. a r.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 30,022,789; shared voting power 0; sole dispositive power 30,022,789; shared dispositive power 0; aggregate amount beneficially owned 30,022,789 (10.2% of the class)
- KKR Acceleratio Aggregator L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 30,022,789; shared voting power 0; sole dispositive power 30,022,789; shared dispositive power 0; aggregate amount beneficially owned 30,022,789 (10.2% of the class)
- KKR Acceleratio Aggregator GP Limited: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 30,022,789; shared voting power 0; sole dispositive power 30,022,789; shared dispositive power 0; aggregate amount beneficially owned 30,022,789 (10.2% of the class)
- KKR European Fund IV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 30,022,789; shared voting power 0; sole dispositive power 30,022,789; shared dispositive power 0; aggregate amount beneficially owned 30,022,789 (10.2% of the class)
- KKR Associates Europe IV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 30,022,789; shared voting power 0; sole dispositive power 30,022,789; shared dispositive power 0; aggregate amount beneficially owned 30,022,789 (10.2% of the class)
- KKR Europe IV Limited: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 30,022,789; shared voting power 0; sole dispositive power 30,022,789; shared dispositive power 0; aggregate amount beneficially owned 30,022,789 (10.2% of the class)
- KKR Group Partnership L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 30,022,789; shared voting power 0; sole dispositive power 30,022,789; shared dispositive power 0; aggregate amount beneficially owned 30,022,789 (10.2% of the class)
- KKR Group Holdings Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 30,022,789; shared voting power 0; sole dispositive power 30,022,789; shared dispositive power 0; aggregate amount beneficially owned 30,022,789 (10.2% of the class)
- KKR Group Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 30,022,789; shared voting power 0; sole dispositive power 30,022,789; shared dispositive power 0; aggregate amount beneficially owned 30,022,789 (10.2% of the class)
- KKR & Co. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 30,022,789; shared voting power 0; sole dispositive power 30,022,789; shared dispositive power 0; aggregate amount beneficially owned 30,022,789 (10.2% of the class)
- KKR Management LLP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 30,022,789; shared voting power 0; sole dispositive power 30,022,789; shared dispositive power 0; aggregate amount beneficially owned 30,022,789 (10.2% of the class)
- Henry R. Kravis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 30,022,789; sole dispositive power 0; shared dispositive power 30,022,789; aggregate amount beneficially owned 30,022,789 (10.2% of the class)
- George R. Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 30,022,789; sole dispositive power 0; shared dispositive power 30,022,789; aggregate amount beneficially owned 30,022,789 (10.2% of the class)

## Item 1. Issuer
Name of issuer: NIQ Global Intelligence plc
Address of issuer's principal executive offices: 200 West Jackson Boulevard, Chicago, Illinois, 60606

## Item 2. Person Filing
Name of person filing:
Each of the persons listed below under Item 2 (each, a "Reporting Person" and, collectively, the "Reporting Persons"), have agreed to file one statement with respect to their beneficial ownership of Ordinary shares, nominal value $0.00001 per share ("Ordinary Shares"), of NIQ Global Intelligence plc (the "Issuer").

(i) Acceleratio Topco S.C.A
(ii) Acceleratio GP S.a r.l.
(iii) KKR Acceleratio Aggregator L.P.
(iv) KKR Acceleratio Aggregator GP Limited
(v) KKR European Fund IV L.P.
(vi) KKR Associates Europe IV L.P.
(vii) KKR Europe IV Limited
(viii) KKR Group Partnership L.P. ("KKR Group Partnership")
(ix) KKR Group Holdings Corp. ("KKR Group Holdings")
(x) KKR Group Co. Inc. ("KKR Group Co.")
(xi) KKR & Co. Inc. (KKR & Co.)
(xii) KKR Management LLP ("KKR Management")
(xiii) Henry R. Kravis
(xiv) George R. Roberts
Address of principal business office or, if none, residence:
The principal business office for all persons filing (other than Mr. Roberts) is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The principal business office for George R. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025
Citizenship: See Item 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(a) Amount beneficially owned:

As of September 30, 2025, Acceleratio Topco S.C.A. directly held 30,022,789 Ordinary Shares, or 10.2% of the outstanding Ordinary Shares of the Issuer based on 295,000,000 Ordinary Shares of the Issuer outstanding as of August 11, 2025, as reported in the Quarterly Report on Form 10-Q, filed by the Issuer with the Securities and Exchange Commission on August 15, 2025.

Each of Acceleratio GP S.a r.l. (as the general partner of Acceleratio Topco S.C.A.); KKR Acceleratio Aggregator L.P. (as the sole shareholder of Acceleratio GP S.a r.l.); KKR Acceleratio Aggregator GP Limited (as the general partner of KKR Acceleratio Aggregator L.P.); KKR European Fund IV L.P. (as the sole shareholder of KKR Acceleratio Aggregator GP Limited); KKR Associates Europe IV L.P. (as the general partner of KKR European Fund IV L.P.); KKR Europe IV Limited (as the general partner of KKR Associates Europe IV L.P.); KKR Group Partnership (as the sole shareholder KKR Europe IV Limited); KKR Group Holdings (as the general partner of KKR Group Partnership); KKR Group Co. (as the sole shareholder of KKR Group Holdings); KKR & Co. (as the sole shareholder of KKR Group Co.), and KKR Management (as the Series I preferred stockholder of KKR & Co.) may also be deemed to be the beneficial owner of the securities held by the Issuer.

Acceleratio GP S.a r.l., KKR Acceleratio Aggregator L.P., KKR Acceleratio Aggregator GP Limited, KKR European Fund IV L.P., KKR Associates Europe IV L.P., KKR Europe IV Limited, KKR Group Partnership, KKR Group Holdings, KKR Group Co., KKR & Co., and KKR Management disclaim beneficial ownership of such securities.

As the founding partners of KKR Management, Messrs. Henry R. Kravis and George R. Roberts may be deemed to be the beneficial owner of the securities held by Acceleratio Topco S.C.A. but disclaim beneficial ownership of such securities.
Percent of class: See Item 4(a) above.
Sole power to vote or to direct the vote: See Item 5 of each cover page.
Shared power to vote or to direct the vote: See Item 6 of each cover page.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page
Shared power to dispose or to direct the disposition: See Item 8 of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit
Number Title

99. 1 Joint Filing Agreement
99. 2 Powers of Attorney

## Signatures
- Acceleratio Topco S.C.A.: By: Acceleratio GP S.a r.l., its general partner /s/ Franziska Kayser, Franziska Kayser, Manager (11/07/2025)
- Acceleratio GP S. a r.l.: /s/ Franziska Kayser, Franziska Kayser, Manager (11/07/2025)
- KKR Acceleratio Aggregator L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (11/07/2025)
- KKR Acceleratio Aggregator GP Limited: By: KKR Acceleratio Aggregator GP Limited, its general partner /s/ Christopher Lee, Christopher Lee, Assistant Secretary (11/07/2025)
- KKR European Fund IV L.P.: y: KKR Associates Europe IV L.P., its general partner By: KKR Associates Europe IV L.P., its general partner /s/ Christopher Lee, Christopher Lee, Assistant Secretary (11/07/2025)
- KKR Associates Europe IV L.P.: By: KKR Europe IV Limited, its general partner /s/ Christopher Lee, Christopher Lee, Assistant Secretary (11/07/2025)
- KKR Europe IV Limited: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (11/07/2025)
- KKR Group Partnership L.P.: By: KKR Group Holdings Corp., its general partner /s/ Christopher Lee, Christopher Lee, Secretary (11/07/2025)
- KKR Group Holdings Corp.: /s/ Christopher Lee, Christopher Lee, Secretary (11/07/2025)
- KKR Group Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (11/07/2025)
- KKR & Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (11/07/2025)
- KKR Management LLP: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (11/07/2025)
- Henry R. Kravis: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (11/07/2025)
- George R. Roberts: /s/ Christopher Lee, Christopher Lee, Attorney-in-fact (11/07/2025)